The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

02042940

July 26, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
JUL 29 2002
WASH. D.C. 164 SECTION

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Financial Information of 1st Quarter of Fiscal Year 2002

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 7/30

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By Naoya Takeuchi

Name : Naoya Takeuchi
Title: Joint General Manager

Company Information

The Sumitomo Trust and Banking Co., Ltd.

4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO 100-8233 Japan

July 26, 2002

Financial Information of 1st Quarter of Fiscal Year 2002

The Sumitomo Trust and Banking Company, Limited (hereinafter, "the Bank") announces its financial information of 1st quarter of fiscal year 2002 ended June 30, 2002. The information below is voluntarily disclosed, based on "Front-Loaded Reform Program" announced by Government Committee and "The Project for Structural Reform of the Securities Market" announced by FSA.

Note: The financial information below is unaudited.

1. Assets Classified under Financial Reconstruction Law (Non-consolidated)

Banking Account

(Billions of yen)	June, 2002	Change	March, 2002
Loans in Bankruptcy and Practical Bankruptcy	34.1	0.1	34.0
Doubtful Loans	367.7	-8.8	376.5
Substandard Loans	143.2	-5.2	148.5
Total	545.1	-13.9	559.0

Trust Account (Principal Guaranteed)

(Billions of yen)	June, 2002	Change	March, 2002
Loans in Bankruptcy and Practical Bankruptcy	12.1	-1.0	13.1
Doubtful Loans	45.3	-2.4	47.8
Substandard Loans	69.4	0.5	68.9
Total	126.9	-3.0	129.9

Banking and Trust Account

(Billions of yen)	June, 2002	Change	March, 2002
Loans in Bankruptcy and Practical Bankruptcy	46.2	-0.9	47.2
Doubtful Loans	413.1	-11.2	424.3
Substandard Loans	212.7	-4.7	217.4
Total	672.0	-16.9	689.0

(Note)

Loans in Bankruptcy and practical Bankruptcy, Doubtful Loans

(a) The Bank reclassified into these categories the loans to the debtors who exhibited subjective negative facts such as bankruptcies and bills dishonored, and those downgraded on the Bank's internal rating during the 1st quarter, compared to the debtor classification under self-assessment (*) as of March 2002,

(b) The figures do no reflect the changes that occurred during the 1st quarter due to write-off, cash reserve and liquidation of collateral. However, the amount of collection is taken into account.

Substandard Loans

(a) The Bank reclassified into this category the loans to debtors who had been classified either in "Special Mention" or "Ordinary" category as of March 2002 but thereafter became 3month overdue or whose terms and conditions are mitigated, compared to the debtor classification as of March 2002.

(b) The figures reflect the increases along with new lending and decreases due to collection.

***Classification under Financial Reconstruction Law / Debtor-classification under Self-Assessment Compared**

Financial Reconstruction Law	Self-Assessment
Loans in Bankruptcy and Practical Bankruptcy	Legally Bankrupt ("*Hatan*") and Virtually Bankrupt ("*Jissitsu-Hatan*")
Doubtful Loans	Potentially Bankrupt ("*Hatan-Kenen*")
Substandard Loans	Principal or interest 3-month overdue, or terms conditions mitigated among Special Mention ("*Yo-Chui*")

2. Loans to Debtors in "Special Mention" and "Ordinary" Category (Non-consolidated)

(Debtor Classification under Self-Assessment)

Banking and Trust Account

(Billions of yen)	June, 2002	Change	March, 2002
Substandard	255.2	-0.6	255.9
Special Mention excluding Substandard	1,129.3	-57.8	1,187.2
Ordinary	9,111.2	-290.9	9,402.1

3. BIS Capital Adequacy Ratio Forecast (Consolidated)

	September, 2002	March, 2002 (Actual)
Capital Adequacy Ratio	11%	10.86%
Tier I Ratio	Approx. 6.5%	6.16%

Note: Ratios are subject to change.

4. Securities Market Value Information (Non-consolidated)

(Excluding securities whose market values are not available)

Banking and Principal Guaranteed Trust Account

	June, 2002					March, 2002			
	Market Value	Unrealized Gain (Loss)				Market Value	Unrealized Gain (Loss)		
		Net		Gain	Loss		Net	Gain	Loss
(Billions of yen)			Change						
Total	4,456.1	-37.1	56.4	106.9	144.1	4,791.0	-93.6	94.7	188.4
Stocks	880.8	-53.9	-2.7	74.3	128.3	943.8	-51.2	74.6	125.8
Japanese Bonds	1,150.4	11.0	4.3	12.2	1.1	1,407.4	6.6	11.9	5.3
Others	2,424.9	5.7	54.8	20.3	14.6	2,439.6	-49.1	8.1	57.2

Note:

1. Values are calculated by using the average market prices during the last one month of the 1st quarter as for "Stocks," and by using the market prices at the end of 1st quarter as for "Japanese bonds" and "Others."
2. There are no investments in subsidiaries and affiliates with market price.

5. Unrealized Gains/Losses of Financial Derivatives (Non-consolidated)

Unrealized Gains/Losses of Financial Derivatives to be reflected upon the Statement of Income (Including derivatives on Trading Account)

(Billions of yen)	June, 2002	Change	March, 2002
Interest Rate Related Transactions	4.1	7.9	-3.7
Interest Rate Swaps	2.8	6.9	-4.0
Stock Related Transactions	0.9	0.9	-
Bond Related Transactions	-0.1	0.1	-0.3
Currency Related Transactions	3.2	-0.2	3.4
Credit Derivative Transactions	-	-	-
Total	8.2	8.8	-0.5

6. Unwinding of Cross-Shareholding (Non-consolidated)

(Billions of yen)

FY 2002		
As of June, 2002	Projection	
	1HFY2002	
About 65	100	200

7. Ending Balance of Domestic Loans (Non-consolidated)

(Billions of yen)	June, 2002	Change	March, 2002
Trust Account (Principal Guaranteed)	1,832.7	-46.2	1,879.0
Banking Account	8,222.2	-244.9	8,467.2
Total	10,054.9	-291.2	10,346.2

8. Ending Balance of Principal Guaranteed Trust and Domestic Deposits (Non-consolidated)

(Billions of yen)		June, 2002	Change	March, 2002
Trust A/C (Principal Guaranteed)		3,642.9	-424.8	4,067.7
	Individuals	2,842.1	-223.0	3,065.2
	Corporations and other organizations	800.7	-201.7	1,002.5
Banking A/C		6,943.6	-146.9	7,090.6
	Individuals	4,781.7	194.1	4,587.5
	Corporations and other organizations	2,161.9	-341.1	2,503.0
Total		10,586.6	-571.8	11,158.4

9. Volume of Entrusted Assets (Non-consolidated)

(Billions of yen)	June, 2002	Change	March, 2002
Money Trust	18,227.4	288.4	17,939.0
Pension Trust	5,494.5	-57.4	5,551.9
Securities Asset Management Trust	7,632.2	740.8	6,891.4
Securities Trust	8,703.9	436.6	8,267.2

For further information, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654